June 14, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 10 to Registration Statement on Form F-1
Filed May 24, 2023
File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 12, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 10 to Registration Statement on Form F-1 filed May 24, 2023

Unaudited Pro Forma Consolidated Balance Sheet, page 57

1. Refer to our prior comment number five. It appears the total adjustment to Accumulated Deficit should equal the Profit (Loss) after Income Tax under the Adjustments column on page 58. Please explain why they are not equal or alternatively, modify your presentation accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we have applied different dates in preparing the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma consolidated statement of comprehensive income. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2022 has been prepared assuming that Disposition was consummated on December 31, 2022 while the unaudited pro forma consolidated statement of comprehensive income has been prepared based on the assumption that the Disposition was consummated on January 1, 2022. The pro forma shareholders equity included in the balance sheet as of 12/31/2022 has been adjusted by ($66,670) to reflect the net loss on disposal based on carrying values as of 12/31/22 as if the disposition occurred on 12/31/22.

The unaudited pro forma condensed statement of comprehensive income for the year ended 12/31/22 has been adjusted to reflect that same net loss on disposal of ($66,670) as if the disposition had occurred on 1/1/22 together with (i) the elimination of historical activity within those disposed entities for the year-ended 12/31/22 offset by (ii) the company’s 19.5% share of the results of those disposed of entities for the year-ended 12/31/22 assuming that those interests had been accounted for under the equity method of accounting for the year ended 12/31/22. The company therefore believes that the aforementioned adjustments (i) and (ii) represent appropriate differences between the total adjustment to Accumulated deficit as of 12/31/22 and the amount of Profit (Loss) after Income Tax under the Adjustments column for the year ended 12/31/22.

The following table compares the pro forma adjustments made in the unaudited pro forma consolidated statement of comprehensive income and how these amounts are reflected in the unaudited pro forma condensed consolidated balance sheet:

	Balance sheet as of December 31, 2022	Statement of comprehensive income for the year ended December 31, 2022
Losses on disposal of 80.5% equity interests in Dongguan YMA and Dongguan Forwell	$(195,782)	$(195,782)
Losses on fair value remeasurement of the remaining 19.5% equity interests of Dongguan YMA and Dongguan Forwell	(153,520)	(153,520)
Gains on realizing cumulative translation differences of foreign operations under other equity interest	298,632	298,632
Transaction expenses incurred relating to the disposal	(16,000)	(16,000)
Elimination of historical operating results of Dongguan YMA and Dongguan Forwell for the year ended December 31, 2022, partially offset of recognition of 19.5% of equity interest retained in Dongguan YMA and Dongguan Forwell assuming the Disposition was completed on January 1, 2022	-	(402,120)
Total amounts	$(66,670)	$(468,790)

Note : The total amount of Balance sheet column of (66,670) equals to the adjustments column of Accumulated Deficit in the unaudited pro forma condensed consolidated balance sheet and the total amount of Statements of comprehensive income column equals to the adjustments column of Profit (Loss) after income tax in the unaudited pro forma consolidated statements of comprehensive income.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Pro Forma Adjustment (c), page 59

2. We note that the adjustment (c) in Other Equity Interest, exceeded the Other Equity Interest balance as of December 31, 2022, on page 57. Regarding your pro forma adjustments (c) and (l), please explain to us your adjustments and whether your adjustments are consistent with paragraphs 23, 32 and 48 of IAS 21.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the historical amount of Other Equity Interest amounted to $198,575 represents the net cumulative translation adjustment gains on financial statements translation differences of foreign operations under other equity interest of all foreign operations before the Disposition was consummated, and the adjustment (c) in Other Equity Interest amounted to $298,632 represents only the gains on financial statements translation differences of foreign operations under other equity interest of Dongguan YMA and Dongguan Forwell as of December 31, 2022. The pro forma amount remained in Other Equity Interest amounted to ($100,057) represents the losses on financial statements translation differences of other foreign operations not disposed as of December 31, 2022.

The Company also respectfully advises the Staff that in accordance with paragraphs 23 and 28 of IAS 21, the exchange differences arising from our monetary items were recognised in profit or loss in the individual financial statements of all the foreign operations including Dongguan YMA and Dongguan Forwell. Adjustment (l) under Other gains (loss) of the pro forma consolidated statement of comprehensive income in the amount of $737,588 represents the exchange differences arising from monetary items recognized by Dongguan YMA and Dongguan Forwell in accordance with paragraphs 23 and 28 of IAS 21 for the year ended December 31, 2022. Such amount has been adjusted based on the assumption that the Disposition was consummated on January 1, 2022. Also, upon disposal of Dongguan YMA and Dongguan Forwell, the cumulative amount of the gains on exchange differences relating to Dongguan YMA and Dongguan Forwell as previously recognised in other comprehensive income and accumulated in the separate component of equity amounted to $298,632, has been reclassified from equity to profit or loss (as a reclassification adjustment) in accordance with paragraphs 32 and 48 of IAS 21 when the gain or loss on disposal is recognised. These adjustments have been reflected in both adjustments (c) and (l) and we respectfully advises the Staff that our adjustments are consistent with paragraphs 23, 32 and 48 of IAS 21.

General

3. Please tell us why the disclosure about the opinion on the cover page and the information in Item (2) on page 3 of Exhibit 5.3 that the Offering “does not constitute an indirect overseas offering and listing by PRC domestic companies” and that the Company is “not required to complete the filing procedures” is not consistent with the information on page 14 of Exhibit 5.3 that “we are of the opinion that, from a substantive standpoint, this offering and listing of securities by J-Star is unlikely to be deemed as an indirect overseas offering and listing by a domestic company.”

Response: In response to the Staff’s comment, the Company has filed an updated opinion of L&L-Leaven as exhibit 5.3 in the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick